EXHIBIT 12
              BellSouth Telecommunications Inc.
          Computation Of Earnings To Fixed Charges
                    (Dollars In Millions)




                                              For the Nine
                                              Months Ended
                                             September 30,
                                                  1998
1. Earnings

   (a) Income from continuing operations      $   3,486
before deductions for taxes and interest

   (b) Portion of rental expense
representative of interest factor                    25

     TOTAL                                    $   3,511

2. Fixed Charges

   (a) Interest                               $     424

   (b) Portion of rental expense
representative of interest factor                    25

     TOTAL                                    $     449

   Ratio (1 divided by 2)                          7.82